

June 13, 2012

Via Facsimile
Mr. Paul Sagan
President and Chief Executive Officer
Akamai Technologies, Inc.
8 Cambridge Center
Cambridge, MA 02142

      Re: **Akamai Technologies, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2011
              Filed February 29, 2012
              File No. 000-27275

Dear Mr. Sagan:

We have reviewed your letter dated May 11, 2012 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 17, 2012.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 8. Financial Statements and Supplementary Data

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page 43

1.   We note in your response to prior comment 1 your belief that the integration fee charged to customers does not qualify as a separate unit of accounting. We further note that your products are sold through third parties and that you have several sales-focused alliances with entities including system integrators. Please clarify whether any of these third

parties sell integration services separately and if so, whether you considered this in your determination that the integration fee does not have standalone value.

2.   We note in your response to prior comment 2 that you determine vendor-specific objection evidence (VSOE) of fair value of your professional services based upon average standalone selling price for those services. Please provide additional details regarding your analysis including how average standalone selling price impacts your analysis, the volume and range of standalone sales used to establish VSOE and how you account for standalone sales that are outside of your range.

3.   We further note in your response to prior comment 2 that you determine VSOE of fair value of your core services based upon the overage rate. Please tell us how you concluded that the overage rates were substantive. In this regard, describe the volume and range of standalone sales used to establish VSOE, whether your customers consistently purchase one unit of service based on the contractual overage rates and whether the overage rates are consistent with the rates used to establish the monthly, quarterly or annual commitments in the contracts.

        You may contact Jaime John at (202) 551-3446 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

                                        Sincerely,

                                        /s/ Patrick Gilmore

                                        Patrick Gilmore
                                        Accounting Branch Chief